ADVANCING TO PRODUCTION TSX: POM, NYSE-MKT: PLM	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

6500 County Road 666, Hoyt Lakes, MN 55750-0475

Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429
www.polymetmining.com

NEWS RELEASE	2012-15

POLYMET CLOSES $10 MILLION THIRD TRANCHE OF GLENCORE FINANCING

5 MILLION SHARES AT $2.00 PER SHARE

St Paul, Minnesota, October 15, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) has closed the third tranche of its previously announced private placement (the “Offering”) with Glencore AG (“Glencore”), a wholly-owned subsidiary of Glencore International plc, issuing 5 million common shares of the Company representing approximately 2.7% of the Company's issued and outstanding shares (the “Third Tranche Shares”) at US$2.00 per Share for gross proceeds of US$10 million.

(On October 12, 2012, US$2.00 equaled Cdn$1.9598 at the Bank of Canada noon exchange rate of US$1 = Cdn$0.9799) .

Glencore Financing

Including the Third Tranche Shares, Glencore currently owns an aggregate of 46,967,842 common shares of PolyMet, representing 25.7% of the 182,752,026 common shares outstanding. In addition, Glencore: (i) may exchange US$30,010,130 of outstanding issued debentures (the "Debentures") for an additional 20,006,753 Shares pursuant to the exchange warrant issued October 31, 2008, as amended December 6, 2011; (ii) may exercise the warrants issued to Glencore on November 12, 2010, as amended November 30, 2011, for 3,000,000 Shares; and (iii) may acquire an additional 2,600,000 Shares upon exercise of the warrants issued on November 30, 2011, for a total of approximately 34.8% of PolyMet's issued Shares. For purposes of Canadian securities laws, Glencore had previously been deemed to have, and disclosed its, beneficial ownership of the Third Tranche Shares.

Glencore purchased the Third Tranche Shares in the ordinary course of Glencore's business. Glencore may from time to time acquire additional securities of PolyMet and/or its subsidiaries, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position. Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore's representative listed below.

The Third Tranche Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act and applicable state laws.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Glencore acquired the Third Tranche Shares from PolyMet pursuant to applicable exemptions from the registration and prospectus requirements and has received legal opinions to that effect from legal counsel to PolyMet.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore International plc

Glencore is one of the world’s leading integrated producers and marketers of commodities, headquartered in Baar, Switzerland, and listed on the London and Hong Kong Stock Exchanges. Glencore has worldwide activities in the production, sourcing, processing, refining, transporting, storage, financing and supply of Metals and Minerals, Energy Products and Agricultural Products. Glencore headquarters is located at Baarermattstrasse 3, CH-6340 Baar, Switzerland.

POLYMET MINING CORP.

Per: “Jon Cherry"
         _______________________
         Jon Cherry, CEO

For further information regarding PolyMet, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

For further information regarding Glencore, please contact:

Paul Smith (Investors)	Charles Watenphul (Media)	RLM Finsbury (Media)
t: +41 (0)41 709 2487	t: +41 (0)41 709 2462	Guy Lamming
m: +41 (0)79 947 1348	m:+41 (0)79 904 3320	Dorothy Burwell
e: paul.smith@glencore.com	e:charles.watenphul@glencore.com	T: +44 (0)20 7251 3801
Elisa Morniroli (Investors)
t: +41 (0)41 709 2818
m: +41 (0)79 833 0508
e:
elisa.morniroli@glencore.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.